                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 2
                   Under the Securities Exchange Act of 1934

                  Consolidated Capital of North America, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   208892208
                                 (CUSIP Number)


             Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
          212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                JANUARY 30, 1998
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 208892208

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Stone Pine Colorado, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Colorado
--------------------------------------------------------------------------------
NUMBER OF       7        SOLE VOTING POWER
SHARES                     8,780,503
                ----------------------------------------------------------------
BENEFICIALLY    8        SHARED VOTING POWER
OWNED BY                   -0-
                ----------------------------------------------------------------
EACH            9        SOLE DISPOSITIVE POWER
REPORTING                  6,799,367
                ----------------------------------------------------------------
PERSON          10       SHARED DISPOSITIVE POWER
WITH                       -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,780,503
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)         []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.57%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           OO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 208892208
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Stone Pine Capital, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Colorado

--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
SHARES                              33,333
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY                            8,912,003
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                           33,333
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
WITH                                6,930,867
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           8,945,336
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)          []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.12%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
            00
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 208892208
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Paul Bagley
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         U.S.

--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
SHARES                             3,350,500
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY                           9,842,669
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                          3,350,500
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
WITH                               7,861,533
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           13,198,169
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)       []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           63.75%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 208892208
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Stone Pine Atlantic Equities, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Colorado
--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
SHARES                                -0-
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY                           8,912,003
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                              -0-
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
WITH                               6,930,867
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,912,003
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)      []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           48.94%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
            OO
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 208892208

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         W. Duke DeGrassi
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [   ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         U.S.
--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
SHARES                               -0-
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY                           8,945,336
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                              -0-
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
WITH                               6,964,200
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,945,336
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)     []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           49.12%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                                SCHEDULE 13D

CUSIP No. 208892208

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Thompson H. Rogers
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) [X]
         (b) []
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (see instructions)
           OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS    []
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
         Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States of America
--------------------------------------------------------------------------------
NUMBER OF               7        SOLE VOTING POWER
SHARES                             30,000
                        --------------------------------------------------------
BENEFICIALLY            8        SHARED VOTING POWER
OWNED BY                           9,777,835
                        --------------------------------------------------------
EACH                    9        SOLE DISPOSITIVE POWER
REPORTING                          30,000
                        --------------------------------------------------------
PERSON                  10       SHARED DISPOSITIVE POWER
WITH                               7,796,699
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            9,807,835
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (See Instructions)     []
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.11%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

         This Amendment No. 2 amends and supplements the Schedule 13D filed by Stone Pine Colorado, LLC ("SP Colorado"), Stone Pine Capital, LLC ("SP Capital"), Paul Bagley, Stone Pine Atlantic Equities, LLC ("SPA Equities"), W. Duke DeGrassi and Thompson H. Rogers with respect to the shares of common stock, par value $.0001 per share of Consolidated Capital North America, Inc. (the "Company"), reported therein.

Item 2   Identity and Background.

              Item 2 is hereby amended and supplemented to add the following:

              (a) This statement is being filed jointly by (i) SP Colorado, the entity which directly owns 6,481,867 of the Company's outstanding common stock and 317,500 Series B Convertible Preferred Shares of the Company,
(ii) the following entities and individuals who are members of SP Colorado (the "Members") and each own an equal voting interest in SP Colorado: SP Capital, SPA Equities, and Thompson H. Rogers; (iv) the following persons who have been designated as the voting persons for SP Capital and SPA Equities, respectively:
Paul Bagley and W. Duke DeGrassi (the "Voting Persons") and (v) Paul Bagley, individually. SP Colorado, SP Capital, SPA Equities, Thompson H. Rogers, Paul Bagley and W. Duke DeGrassi are referred to herein as the Reporting Persons and all references to Reporting Persons in the Schedule 13D and any amendments thereto shall include the Voting Persons as Reporting Persons.

Item 3        Source and Amount of Funds or Other Consideration.

              Item 3 is hereby amended and supplemented to add the following information:

              See Item 5(c).

Item 5        Interest in Securities of the Company.

              Item 5 is hereby amended and supplemented to add the following information:

              (a)(b) Taking into effect the transactions reported in Item 5(c) below, the number and percentage of the class of the Company's Common Shares beneficially owned by each Reporting Person is as follows:

         (i) Stone Pine Colorado, LLC is the beneficial owner of 8,780,503 Common Shares (48.57%) consisting of (1) 6,481,867 Common Shares directly owned by SP Colorado (the "SP Colorado Common Shares"), (2) 1,981,136 Common Shares which SP Colorado has voting control pursuant to a proxy granted to SP Colorado (the "Proxy Shares") and (3) 317,500 Series B

         Preferred Shares directly owned by SP Colorado, which are convertible into 317,500 Common Shares of the Company (the "SP Colorado Preferred Shares").

                  (ii) Stone Pine Capital, LLC directly owns 33,333 Common Shares (the "SP Capital Common Shares") and as a member of SP Colorado shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. SP Capital is also a member of Stone Pine Atlantic, LLC ("SP Atlantic") which owns 131,500 Series B Preferred Shares which are convertible into 131,500 Common Shares of the Company (the "SP Atlantic Shares"), and shares the right to vote and dispose or direct the disposition of the SP Atlantic Shares. SP Capital may be deemed to be the beneficial owner of the (1) 6,481,867 SP Colorado Common Shares, (2) 1,981,136 Proxy Shares, (3) 317,500 SP Colorado Preferred Shares and (4) 131,500 SP Atlantic Shares, which together with the 33,333 SP Capitol Common Shares amount to 8,945,336 Common Shares of the Company (49.12%).

                 (iii) Stone Pine Atlantic Equities, LLC as a member of SP Colorado shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. SPA Equities is also a member of SP Atlantic and shares the right to vote and dispose or direct the disposition of the SP Atlantic Shares. SPA Equities may be deemed to be the beneficial owner of the (1) 6,481,867 SP Colorado Common Shares, (2) 1,981,136 Proxy Shares, (3) 317,500 SP Colorado Preferred Shares and (4) 131,500 SP Atlantic Shares, which together amount to 8,912,003 Common Shares of the Company (48.94%).

                 (iv) Thompson H. Rogers directly owns 30,000 Common Shares (the "Rogers Common Shares") which Mr. Rogers has sole voting and dispositive power. Mr Rogers is: (1) a member of SP Colorado; (2) a member of ERB Acquisition Group, LLC ("ERB") which owns 110,000 Common Shares and 384,000 Series B Preferred Shares which are convertible into 384,000 Common Shares of the Company (together, the "ERB Shares"); and (3) a member of Stone Pine Financial Group, LLC ("SP Financial") which owns 76,666 Common Shares and 360,000 Series A Preferred Shares which are convertible into 360,000 Common Shares of the Company (together, the "SP Financial Shares"). Mr. Rogers shares the right to vote and dispose or direct the disposition of the shares owned by SPC, ERB and SP Financial. Mr. Rogers also shares the right to vote the Proxy Shares. Mr. Rogers may be deemed to be the beneficial owner of the (i) 6,481,867 SP Colorado Common Shares, (ii) 1,981,136 Proxy Shares, (iii) 317,500 SP Colorado Preferred Shares,
         (iv) 494,000 ERB Shares, and 436,666 SP Financial Shares, which together with the

         30,000 Rogers Common Shares amount to 9,741,169 Common Shares of the Company (51.75%).

                 (v) W. Duke DeGrassi as the voting person for SPA Equities shares the right to vote the Proxy Shares and shares the right to vote and dispose or direct the disposition of the SP Colorado Common Shares and the SP Colorado Preferred Shares. Mr. DeGrassi is also the voting person for SPA Equities which is a member of SP Atlantic and shares the right to vote and dispose or direct the disposition of the shares owned by SP Atlantic. Mr. DeGrassi may be deemed to be the beneficial owner of the (i) 6,481,867 SP Colorado Common Shares, (ii) 1,981,136 Proxy Shares, (iii) 317,500 SP Colorado Preferred Shares, and (iv) 131,500 SP Atlantic Shares, which together amount to 8,912,003 Common Shares of the Company (48.94%).

                 (vi) Paul Bagley directly owns 1,533,834 Common Shares (the "Bagley Shares") and Mr. Bagley's spouse owns 5,000 Common
         Shares (the "Indirect Shares"). Mr. Bagley also holds a convertible note of the Company which is convertible into 1,750,000 Common Shares of the Company (the "Bagley Conversion Shares"). Mr. Bagley has sole voting and dispositive power with respect to the Bagley Shares and the Bagley Conversion Shares and has no voting or dispositive power with respect to the Indirect Shares. As the voting person for SP Capital, Mr. Bagley shares the right to vote the Proxy Shares and vote and dispose or direct the disposition of the SP Colorado Common Shares, the SP Colorado Preferred Shares and the SP Capital Shares. Mr. Bagley is also a member of (1) ERB; (2) SP Financial; (3) Stone Pine Capital, LLC ("SP Capital") which owns 33,333 Common Shares (the "SP Capital Shares"); (4) Stone Pine Advisors Group, LLC ("SP Advisors") which owns 33,333 Common Shares (the "SP Advisors Shares"); and (5) SP Atlantic. Mr. Bagley has sole voting and dispositive power with respect to the shares owned by SP Capital and SP Advisors. Mr. Bagley shares the right to vote and dispose or direct the disposition of the shares owned by SPC, ERB, SP Financial, and SP Atlantic. Mr. Bagley may be deemed to be the beneficial owner of the (i) 6,481,867 SP Colorado Common Shares, (ii) 1,981,136 Proxy Shares, (iii) 317,500 SP Colorado Preferred Shares, (iv) 494,000 ERB Shares, (v) 436,666 SP Financial Shares, (vi) 33,333 SP Capital Shares, (vii) 33,333 SP Advisors Shares, and (vii) 131,500 SP Atlantic Shares, which together with the 1,533,834 Bagley Shares, the 5,000 Indirect Shares and the 1,750,000 Bagley Conversion Shares amount to 13,198,169 Common Shares of the Company (63.75%).

                 (c) (i) On January 30, 1998, the Company issued to Paul Bagley 1.5 million Company Common Shares in consideration of a loan made by Mr. Bagley in January 1998 to the Company. In connection therewith the Company issued to Mr. Bagley a convertible note of the Company convertible, at the option of the holder, into 1,750,000 Company Common Shares.

                 (ii) On January 30, 1998, the Company issued to Paul Bagley 33,334 Company Common Shares in consideration of a loan made by Mr. Bagley in December 1997 to the Company.

                 (iii) On January 30, 1998, the Company issued to Stone Pine Capital, LLC 33,333 Company Common Shares in consideration of a loan made by Stone Pine Capital, LLC in December 1997 to the Company.

                 (iv) On January 30, 1998, the Company issued to Stone Pine Advisors, LLC 33,333 Company Common Shares in consideration of a loan made by Stone Pine Advisors, LLC in December 1997 to the Company.

                 (v) On December 31, 1997, the Board of Directors of the Company approved the issuance of the following number of Convertible Preferred Shares of the Company in exchange for the forgiveness of outstanding indebtedness and other obligations of the Company to the following:

         Stone Pine Financial Group, LLC           360,000 Series A Shares
         ERB Acquisition Group, LLC                384,000 Series A Shares
         Stone Pine Atlantic, LLC                  131,500 Series B Shares
         Stone Pine Colorado, LLC                  317,500 Series B Shares

         Each Series A and Series B Preferred Share is convertible into one Common Share of the Company at the option of the holder of such Preferred Share.

                 (vi) The Company issued to ERB Acquisition Group, LLC a total of 110,000 of the Company's Common Shares in consideration of a loan made by ERB Acquisition Group, LLC to the Company in April 1997. The shares were issued 50,000 on June 7, 1997 and 10,000 on the first of each month from July 1997 through December 1997.

                 (vii) On August 21, 1997, the Company issued to Stone Pine Financial Group, LLC 60,000 Company Common Shares in consideration of a loan made by Stone Pine Financial Group, LLC to the Company in August 1997.

                 (viii) On July 31, 1997 Stone Pine Colorado, LLC transferred 75,000 Company Common Shares to a nonvoting owner who subsequently transferred the shares to a third party.

                 (ix) On June 25, 1997, the Company issued to Stone Pine Financial Group, LLC 16,666 Company Common Shares in consideration of a loan made by Stone Pine Financial Group, LLC to the Company in June 1997.

                 (x) On March 20, 1997 Stone Pine Colorado, LLC transferred 100,000 Common Shares to an unrelated third party in exchange for the release of obligations asserted by such party.

                 (d), (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

                 Item 6 is hereby amended and supplemented to add the following information:

                 See Item 5.

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998         STONE PINE COLORADO, LLC



                                  By: /s/ Paul Bagley
                                      -------------------------------------
                                      Name:   Paul Bagley
                                      Title:  Manager

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998         STONE PINE CAPITAL, LLC



                                  By: /s/ Paul Bagley
                                     -------------------------------------
                                     Name:    Paul Bagley
                                     Title:   Manager

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998          /s/ Paul Bagley
                                     -------------------------------------
                                       Paul Bagley

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998          STONE PINE ATLANTIC EQUITIES, LLC



                                   By: /s/ Paul Bagley
                                      -------------------------------------
                                   Name:  Paul Bagley
                                   Title: Manager

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998           /s/ W. Duke DeGrassi
                                     -------------------------------------
                                        W. Duke DeGrassi

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1998          /s/ Thompson H. Rogers
                                      -------------------------------------
                                       Thompson H. Rogers